Exhibit 99.1

Medigus: ParaZero Signed a Non - Binding MOU to Provide Autonomous Safety Systems for Bon V Heavy Lift Cargo Drones

Tel Aviv, Israel – July 5, 2022 (GLOBE NEWSWIRE) Medigus Ltd. (Nasdaq: MDGS), a technology company engaged in advanced medical solutions, innovative internet technologies, and electric vehicle and charging solutions, announced today that ParaZero Technologies Ltd. (“ParaZero”), a leading provider of autonomous drone safety systems for commercial drones and urban air mobility (UAM) aircraft, of which Medigus has a 40 percent ownership stake, has signed a non-binding memorandum of understanding (MoU) with Bon V, a leading Indian aerospace manufacturer, to integrate ParaZero SafeAir parachute recovery systems with Bon V’s products.

Bon V provides AI-powered, unmanned aerial vehicles (UAVs), including multi-utility, heavy lift cargo vehicles. ParaZero will supply its autonomous safety systems for Bon V’s range of aerial logistics platforms, ranging from 250kg to 650kg MTOW.

“Bon V is revolutionizing aerial mobility and aerial logistics. We’re incredibly excited to partner with their engineers on integrating our world-class safety systems into the Bon V heavy-lift and urban air mobility fleet,” says ParaZero CEO Boaz Shetzer.

Equipping Bon V’s heavy lift drones with ParaZero SafeAir autonomous parachute recovery systems (BRS) will provide safety, design and regulatory benefits for Bon V.

ParaZero’s onboard drone safety systems, SafeAir can be integrated with uncrewed vehicles and eVTOL platforms of any size. SafeAir constantly monitors a wide array of flight data to accurately detect a potential problem, deploying autonomously in the event of a failure. Equipped with ParaZero’s patented parachute technology, SafeAir systems have been used to facilitate regulatory acceptance and enable autonomous flight beyond visual line of sight (BVLOS) in countries around the world by providing a fail-safe solution to mitigate ground risk.

About ParaZero

ParaZero (https://parazero.com/) is a world-leading developer of autonomous drone safety systems. Started in 2014 by a passionate group of aviation professionals and drone industry veterans, ParaZero designs smart, autonomous parachute safety systems for commercial drones and advanced air mobility aircraft designed to enable safe flight operations for complex missions, including drone delivery, operations over populated areas, and beyond-visual-line-of-sight (BVLOS).

About Medigus

Based in Israel, Medigus Ltd. (Nasdaq: MDGS) is a technology company focused on innovative growth partnerships, mainly in advanced medical solutions, digital commerce and electric vehicle markets. Medigus’ affiliations in the medical solutions arena include ownership in Polyrizon Ltd. and ownership in industry 4.0 company, ScoutCam Inc. The Company’s affiliates in digital commerce include Gix Internet Ltd., Jeffs’ Brands Ltd. and Eventer Technologies Ltd. In the electric vehicle market, Charging Robotics Ltd. and Revoltz Ltd. are also part of the Company’s portfolio of technology solution providers. To learn more about Medigus’ advanced technologies, please visit http://www.medigus.com/.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Medigus’ current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of Medigus could differ materially from those described in or implied by the statements in this press release.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed in any filings with the SEC. Except as otherwise required by law, Medigus undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Medigus is not responsible for the contents of third-party websites.

Company Contact:

Tali Dinar

Chief Financial Officer

+972-8-6466-880

ir@medigus.com

Investor Relations Contact:

Dave Gentry

RedChip Companies Inc.

1-800-RED-CHIP (733-2447)

Or 407-491-4498

MDGS@redchip.com